SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 5th, 2020

DATE, TIME AND PLACE: May 5th, 2020, at 11.30 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM Participações S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina di Bartolomeo, and Pietro Labriola, by videoconference, as provided in paragraph 2nd, Section 25 of the Company’s By-laws. Justified absence of Mr. Carlo Filangieri.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee;

(2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the Quarterly Information Report (“ITRs”) of the 1st quarter of 2020, dated as of March 31st, 2020; (4) To resolve on the definition of the Company’s Risk Appetite and to acknowledge on the Company’s Risk Indicators; (5) Presentation on the Brazilian General Data Protection Law (LGPD) activities; (6) To resolve on the services supply agreement to be entered into the subsidiary of the Company, TIM S.A., and Telecom Italia Sparkle S.p.A., and

(7) Presentation on Business Continuity.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

May 5th, 2020

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on April 28th, May 4th and 5th, 2020, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on May 4th, 2020, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the Quarterly Information Report (“ITRs”) of the 1st quarter of 2020, dated as of March 31st, 2020, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”), and were informed of the favorable assessments of the Company’s Fiscal Council and CAE, through Mr. Walmir Kesseli, Chairman of the Fiscal Council, and Mr. Gesner José de Oliveira Filho, Coordinator of the CAE. According to the clarifications provided by Mr. Fernando Magalhães, representative of EY, the referred report was subject to limited review by the independent auditors.

(4) Approved the Risk Appetite definition of the Company, under the Risk Management program for the year of 2020, according to the material presented by Mr. Adrian Calaza, Diretor Financeiro e Diretor de Relações com Investidores da Companhia (Chief Financial Officer and Investor Relations Officer of the Company), and Mr. Gustavo Brantes, representative of the Risk Management area, and based on the favorable assessments of the CAE and of the CCR, recorded at their meetings held on May 4th, 2020, and acknowledged on the 2019 results of the Risk Tolerance Indicators.

(5) Acknowledged on the plan/schedule of the Company’s project regarding the Brazilian General Data Protection Law (LGPD), which encompasses phases and macro activities, including the established terms for the execution of each one of the indicated stages until the date of effectiveness of the referred law, scheduled for 2021.

(6) Approved the terms and conditions for the execution of the agreement for the supply of services to be entered into between the subsidiary of the Company, TIM S.A., on one side, and Telecom Italia Sparkle S.p.A., on the other side, based on the Statutory Audit Committee’s favorable opinion, at its meeting held on May 4th, 2020.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

May 5th, 2020

(7) The Board members acknowledged on several preventive measures adopted by the Company’s management, in view of the progress and developments related to Covid-19. Such measures have as main purpose the protection of the health of its employees, customers, suppliers and the community in general, as well as the preservation and continuity of the Company’s business. The measures are in line with the strict control recommended by the World Health Organization and by the Brazilian and international authorities. The Company’s management has been monitoring the situation daily and assessed its effects on the Company’s activities.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina di Bartolomeo, and Pietro Labriola.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 5th, 2020.

JAQUES HORN

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 5, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.